Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE

DENISON MINES CORP. REPORTS FIRST QUARTER 2015 RESULTS

Toronto, ON – May 6, 2015. Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) today reported its results for the three months ended March 31, 2015. All amounts in this release are in U.S. dollars unless otherwise stated.

Highlights

•

Continued Exploration Success at the Wheeler River Property: Denison completed a total of 17,700 metres in 26 drill holes during the winter program, resulting in the expansion of the Gryphon zone and the discovery of a new zone of uranium mineralization:

•

Expansion of basement hosted uranium at the Gryphon zone – Seven of the 12 drill holes targeting extensions of the Gryphon zone intersected significant uranium mineralization. The zone was extended up-plunge, down-plunge, and up-dip on two sections, with the best result coming from drill hole WR- 584B, which intersected 9.0% eU3O8 over 4.6 metres in the up-plunge direction.

•

Discovery of a new zone of unconformity hosted uranium 800 metres to the south of Gryphon – 14 drill holes were completed to explore for other areas of mineralization along strike to the south of the Gryphon zone. The highlight was drill hole WR-597, which intersected 2.8% eU3O8 over 4.0 metres at the unconformity, 800 metres to the south of the Gryphon zone.

•

Potential to add significant mineral resources at Wheeler River: The Gryphon zone is considered a highly prospective uranium discovery and has the potential to add significantly to the estimate of mineral resources at Wheeler River, which already includes the high grade Phoenix uranium deposit.

•

Expansion of unconformity hosted uranium at the Mann Lake property: At Denison’s 30% owned Mann Lake property, operated by Cameco Corp. (“Cameco”), the 2015 winter program was designed to explore for extensions of uranium mineralization intersected in 2014. A total of 7,570 metres in 11 drill holes was completed during the winter program. Drill hole MN-066-01 produced the best result to date on the property, intersecting 9.8% eU3O8 over 3.5 metres at the unconformity, roughly 300 metres south of the zone of uranium mineralization identified in 2014.

•

Encouraging exploration results from winter drilling at Hatchet Lake and Crawford Lake: A total of 12,613 metres was completed in 35 drill holes on 6 other properties operated by Denison. Highlights from the winter program include positive results at the Hatchet Lake project (December 31, 2014: Denison’s interest, 58.06%) and 100% owned Crawford Lake project. At Hatchet Lake, a zone of weakly mineralized, intense basement clay alteration, coincident with a strong fault zone within graphitic pelitic gneiss, was extended. At Crawford Lake, drilling confirmed the presence of an intense sandstone alteration zone associated with faulted graphitic pelitic gneiss along the entire 2,400 metre strike length of a conductor initially encountered in 2014.

•

Stream of toll milling revenue continues to grow in the first quarter of 2015: Approximately 693,000 pounds U3O8 was produced for the Cigar Lake Joint Venture (“CLJV”) at the McClean Lake mill, in which Denison holds a 22.5% interest. Denison recognized toll milling revenue of $0.2 Million in the quarter. Production has ramped up significantly in the early part of the second quarter in line with the production plan, calling for six to eight million pounds U3O8 to be packaged during the year. The Company’s share of toll milling revenues for the year is expected to be approximately $2.1 Million.

•

CAD$15 Million offering of flow-through common shares to finance 2016 Canadian exploration: The Company announced a “bought deal” private placement in April 2015, which will ensure its exploration programs are fully funded up to the end of 2016.

Financial Results

	Three months ended
	March 31,	March 31,
(in thousands, except per share amounts)	2015	2014

Results of Operations:
Total revenues	$2,328	$2,174
Net loss	(9,794)	(12,667)
Basic and diluted loss	(0.02)	(0.03)

	As at March 31,	As at December 31,
	2015	2014
(in thousands)

Financial Position:
Cash and cash equivalents	$13,616	$18,640
Short term investments	-	4,381
Long term investments	573	954
Cash, equivalents and investments	14,189	23,975

Working capital	15,023	22,542
Property, plant and equipment	245,976	270,388
Total assets	278,035	311,330
Total long-term liabilities	$37,635	$42,291

Revenue

During the first quarter of 2015, the McClean Lake mill continued to process ore received from the Cigar Lake mine under a toll milling agreement. The mill processed and packaged approximately 693,000 pounds U3O8 for the CLJV. The Company’s share of toll milling revenue from processing Cigar Lake ore at the McClean Lake mill, during the three months ended March 31, 2015, totaled $204,000. In 2014, toll milling revenue was only recognized in the fourth quarter, as the first drums of CLJV uranium were packaged in October 2014.

Revenue from Denison Environmental Services (“DES”) during the three months ended March 31, 2015 was $1,640,000, compared to $1,625,000 during the same period in 2014. In the first quarter of 2015, DES experienced an increase in Canadian dollar revenues due to an increase in activity at certain care and maintenance sites, which was largely offset by the unfavourable fluctuation in foreign exchange rates applicable on the translation of revenues earned in Canadian dollars.

Revenue from the Company’s management contract with Uranium Participation Corp. (“UPC”) was $484,000 during the three months ended March 31, 2015, compared to $549,000 for the same period in 2014. The decrease was mainly due to less commissions earned in 2015 on UPC‘s purchases of uranium.

Operating Expenses

Operating expenses in Canada relate primarily to activity involving the McClean Lake joint venture (“MLJV”), with Denison’s share of costs during the three months ended March 31, 2015 amounting to $199,000, compared to $141,000 in the same period in 2014. Operating costs were higher in the first quarter of 2015 primarily due to depreciation of mill capital assets as a result of processing the Cigar Lake ore at the McClean Lake mill.

Operating expenses in Africa relate primarily to costs incurred on the Falea project in Mali. Operating expenses in Africa were $60,000 during the three months ended March 31, 2015, compared to $695,000 in the period in 2014. Operation expenses were minimal in 2015, while engineering studies, a metallurgical test work program and environmental programs were underway during the first quarter of 2014 following the acquisition of the Falea project.

Operating expenses at DES for the three months ended March 31, 2015 were $1,576,000, compared to $1,583,000 in the same period in 2014. During the first quarter of 2015, DES experienced an increase in Canadian dollar operating expenses due to an increase in activity at certain care and maintenance sites, largely offset by a favourable fluctuation in foreign exchange rates applicable on the translation of Canadian dollars to US dollar expenses.

Mineral Property Exploration

Global exploration expenditures were $6,135,000 during the three months ended March 31, 2015, with approximately 90% of exploration expenditures being incurred in Canada. Global exploration expenditures totaled $6,597,000 during the same period in 2014.

Denison’s share of exploration spending on its Canadian properties was $5,522,000 during the three months ended March 31, 2015, as compared to $6,254,000 during the same period in 2014. The decrease in exploration expenditures in Canada during the first quarter of 2015 is primarily the result of a modest shifting of expenditures in the Company’s plan for 2015 from the winter months to the summer months.

Exploration costs at Wheeler River amounted to $1,753,000 during the three months ended March 31, 2015, compared to $1,848,000 in the same period in 2014. The 2015 winter drilling program at Wheeler River was designed to extend the Gryphon zone of basement hosted uranium mineralization discovered in 2014 and to explore for additional areas of mineralization near Gryphon. The efforts were successful, resulting in both the expansion of Gryphon and the discovery of a new area of unconformity hosted uranium mineralization 800 metres south of the Gryphon zone.

Denison completed a total of 17,700 metres in 26 drill holes during the winter program at Wheeler River. Seven of the 12 drill holes targeting extensions of the Gryphon zone intersected significant uranium mineralization. The zone was extended up-plunge, down-plunge, and up-dip on two sections. The best result was in drill hole WR-584B, which intersected 9.0% eU3O8 over 4.6 metres in the up-plunge direction.

The remaining 14 drill holes were completed to explore for other areas of mineralization along strike to the south of the Gryphon zone. The highlight was drill hole WR-597 intersecting 2.8% eU3O8 over 4.0 metres at the unconformity, 800 metres south of the Gryphon zone. Additionally, there were several drill holes to the south of Gryphon that intersected weak uranium mineralization in the basement, which could represent the upper edge of additional Gryphon-like zones.

The Gryphon zone is an important uranium discovery and has the potential to significantly increase the resource base at Wheeler River, which is currently highlighted by the high grade Phoenix deposit - with an indicated mineral resource estimate of 70.2 million pounds U3O8 grading over 19% U3O8 and a total inferred mineral resource estimated to contain 1.1 million pounds U3O8 grading over 5% U3O8.

The Company also managed or participated in 11 other exploration programs in the Athabasca Basin (9 operated by Denison), including 8 drilling programs (6 operated by Denison).

Exploration activity in Africa for 2015 is designed to maintain the Company’s claims in good standing, while advancing the exploration potential of its assets, as part of a strategy to pursue a spin-out or disposal transaction when market conditions permit.

Exploration expenditures in Mongolia were primarily related to annual license payments, required to maintain the Gurvan Saihan joint venture (“GSJV”) properties in good standing while the Company continues to explore strategic alternatives regarding its ownership interest in the GSJV.

General and Administrative

General and administrative expenses totaled $1,596,000 during the three months ended March 31, 2015, compared with $2,403,000 during the same period in 2014. These costs are mainly comprised of head office wages and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses and all other costs related to operating a public company with listings in Canada and the United States. General and administrative expenses decreased in the first quarter of 2015 mainly as a result of lower office expenses and a favourable fluctuation in foreign exchange rates applicable on the translation of Canadian dollars expenses.

Other Income and Expenses

The Company recognized other expenses of $5,280,000 during the three months ended March 31, 2015, compared to $3,402,000 during the same period in 2014. The increase during the first quarter of 2015 is primarily due to an increase in foreign exchange losses due to unfavourable fluctuations in foreign exchange rates and losses recognized on investments carried at fair value.

Liquidity & Capital Resources

Cash and cash equivalents were $13,616,000 at March 31, 2015 compared with $18,640,000 at December 31, 2014. The decrease of $5,024,000 was primarily due to net cash used in operations of $7,049,000 and a net foreign exchange loss of $1,520,000 on the translation of currency balances at period end, offset in part by net cash provided by investing and financing activities of $3,141,000 and $404,000, respectively.

Net cash used in operating activities of $7,049,000 during the three months ended March 31, 2015, is comprised of a net loss for the period adjusted for non-cash items and changes in working capital items. Significant changes in working capital items during the period include an increase of $2,208,000 in trade and other receivables, partly offset by an increase of $1,872,000 in accounts payable and accrued liabilities.

Net cash provided by investing activities of $3,141,000 consists primarily of cash provided by the maturity of investments in debt instruments of $4,031,000.

Net cash provided by financing activities of $404,000 largely reflects proceeds received from the issuance of common shares on the exercise of stock options and warrants.

As at March 31, 2015, the Company estimates it has spent CAD$7.7 million towards its obligation under the flow-through share financing raised in August 2014 on eligible Canadian exploration expenses and the remaining balance of CAD$7.2 million is expected to be incurred by December 31, 2015.

The Company holds the large majority of its cash in CAD denominated bank accounts. As at March 31, 2015, the Company’s cash and cash equivalents amount to CAD$17,246,000.

Revolving Term Credit Facility

On January 30, 2015, the Company entered into an agreement with the Bank of Nova Scotia to amend the terms of a revolving term credit facility entered into in 2014 and to extend the maturity date to January 31, 2016. Under the amended agreement, the Company has access to credit of up to CAD$24,000,000. Use of the facility remains restricted to non-financial letters of credit in support of reclamation obligations.

Outstanding Share Data

At May 6, 2015, there were 506,438,669 common shares issued and outstanding, stock options exercisable for 7,724,965 Denison common shares, and warrants exercisable for 517,127 Denison common shares for a total of 514,680,761 common shares on a fully-diluted basis.

Subsequent Events

On April 29, 2015, the Company entered into an agreement with Dundee Securities Ltd. (the “Underwriters”), under which the Underwriters have agreed to purchase, on a “bought deal” private placement basis, 12,000,000 flow-through common shares of the Company at a price of CAD$1.25 per share for total gross proceeds of CAD$15,000,000. The closing of the Offering is expected to occur on or about May 26, 2015. The Company intends to use the gross proceeds for Canadian exploration expenses and will agree to renounce such expenses to subscribers no later than December 31, 2015.

Outlook for 2015

The Company has completed a successful winter exploration program in Canada and plans to aggressively follow up with a summer exploration program on certain high priority projects. In general, the Company’s exploration, development and operation plans for 2015 remain unchanged at the end of the first quarter of the year. The Company, however, has modified its view of the USD$ to CAD$ exchange rate that will be applicable during 2015. Given the significant devaluation of the Canadian dollar early in the first quarter, the Company has revised its outlook to reflect a USD$ to CAD$ foreign exchange rate of 1.24, as compared to the original budgeted rate of 1.12.

	Previous	Current	Actual to
(in thousands)	Budget 2015 (1)	Outlook 2015 (1)	March 31, 2015 (3)
Canada (2)
Mineral Sales & Toll Milling Revenue	$3,410	$3,200	$202
Mineral Property Exploration	(14,210)	(12,890)	(5,687)
Development & Operations	(1,770)	(1,620)	(229)
	(12,570)	(11,310)	(5,714)
Africa
Zambia & Mali	(2,340)	(2,340)	(605)
	(2,340)	(2,340)	(605)
Asia
Mongolia	(725)	(725)	(490)
	(725)	(725)	(490)
Other Activities (2)
UPC Management	1,850	1,680	450
DES Environmental Services	170	150	(13)
Corporate General & Administration	(4,570)	(4,150)	(1,094)
	(2,550)	(2,320)	(657)

Total	$(18,185)	$(16,695)	$(7,466)

(1)	Only material operations are shown.
(2)	Previous Budget 2015 figures have been converted using a US$ to CAD$ exchange rate of 1.12. Current Outlook 2015 figures have been converted using a US$ to CAD$ exchange rate of 1.24.
(3)	The Company budgets on a cash basis. As a result, actual amounts represent a non-GAAP measure and excludes non-cash depreciation and amortization amounts of $398,000.

Canada

Mineral Property Exploration

The 2015 budget for the Canadian exploration program is approximately CAD$23.1 million, of which Denison’s share is expected to be CAD$15.8 million. Denison’s exploration expenditures are largely being funded by the proceeds from the Company’s flow-through share offering completed in August 2014, which raised CAD$15.0 million.

The winter drilling program was completed in April 2015, while geophysical surveys remain underway on several properties as work continues on the development of a 34,000 metre summer exploration program for Denison operated properties. An aggressive summer exploration campaign is expected to include drilling programs on eight properties, all of which are operated by Denison: Wheeler River, Bell Lake, Murphy Lake, Waterbury Lake, Jasper Lake, Stevenson River, Crawford Lake and Bachman Lake.

Wheeler River

The 2015 budget for the exploration program at Wheeler River includes diamond drilling, ground geophysics and line cutting at a total cost of CAD$10.0 million (Denison’s share, CAD$6.0 million).

As the primary focus of the Company’s summer exploration program, 36 drill holes totaling 24,000 metres are planned for the Wheeler River property. Several new high priority targets were identified in the proximity of the Gryphon zone during the winter program, including the discovery of a new area of unconformity mineralization south of Gryphon. The Company plans to aggressively follow up on these targets during the summer exploration season and evaluate other prospective target areas on the property.

The Gryphon Zone is considered a highly prospective uranium discovery and has the potential to add significantly to the estimate of mineral resources at Wheeler River, which already includes the high grade Phoenix uranium deposit. The additional drilling planned at the Gryphon Zone during the summer of 2015 should be sufficient to support the preparation of an updated estimate of mineral resources for Wheeler River later in the year.

Mineral Sales, Toll Milling Revenue, Development & Operations

The 2015 production plan calls for between six million and eight million pounds U3O8 to be packaged at the McClean Lake mill during the year. Production is expected to be primarily from Cigar Lake ore, with supplemental ore from the McClean Lake joint venture stockpiles. Denison’s share of operating and capital expenditures at McClean Lake in 2015 is estimated at CAD$500,000. Denison’s expenditures are expected to be offset by toll milling fees and revenue from the sale of approximately 26,000 pounds U3O8, recovered from McClean Lake ores. Denison’s total revenue from operations is projected to be CAD$3.8 million.

Given the current forecasts for the price of uranium, the SABRE program will be kept on care and maintenance and the McClean North and Midwest projects will remain on stand-by in 2015. Total expenditures on SABRE are planned to be CAD$900,000 (Denison’s share, CAD$203,000), and total expenditures on McClean North and Midwest are planned to be CAD$375,000 (Denison’s share, CAD$94,000).

Reclamation expenditures at Elliot Lake are projected to be CAD$819,000.

Africa

The Company has budgeted spending approximately $2.3 million during 2015 to maintain its projects in good standing, while the Company waits for market conditions that will permit a spin-out or disposal of its African portfolio. On its wholly owned Mutanga project in Zambia, activities will focus on generating additional exploration targets through soil and radon sampling, excavator trenching and geological mapping. In Mali, activities will focus on an expansion of previous airborne geophysical surveying and renewing the exploration license for the Falea project.

Asia

In Mongolia, the Company continues to pursue strategic alternatives for its 85% interest in the GSJV and expects to provide further guidance on its plans during the second quarter of the year. The budget for Mongolia is estimated to be $725,000 for 2015.

Other Activities

Management fees generated from Denison’s management services agreement with UPC are budgeted to be CAD$2.1 million in 2015.

At DES, revenue from operations is budgeted at CAD$7.4 million and operating and capital expenses are forecasted to be CAD$7.2 million.

Corporate general and administration expenses are forecast to be CAD$4.9 million in 2015 and include all head office wages and benefits, office costs, audit and regulatory costs, legal fees, investor relations expenses and all other costs related to operating a public company with listings in Canada and the United States.

Qualified Person

The disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or reviewed by Steve Blower, P. Geo., the Company’s Vice President, Exploration, and Terry Wetz, P.E., the Executive Director of the GSJV, who are Qualified Persons in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 5, 2015 available at www.sedar.com, and its Form 40-F available at www.sec.gov/edgar.shtml.

Additional Information

Denison’s consolidated financial statements for the nine month period ended March 31, 2015 and related management’s discussion and analysis are available on Denison’s website at www.denisonmines.com or under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia and Mongolia. Including its 60% owned Wheeler project, which hosts the high grade Phoenix uranium deposit, Denison’s exploration project portfolio consists of numerous projects covering over 400,000 hectares in the eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which is comprised of several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities and which is currently processing ore from the Cigar Lake mine under a toll milling agreement. Other Saskatchewan assets include a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its DES division and is the manager of UPC, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979 – 1991 ext 362
President and Chief Executive Officer

Sophia Shane	(604) 689 - 7842
Investor Relations

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes “forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", “forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison's mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison's actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in the “Risk Factors” section in Denison’s Annual Information Form dated March 5, 2015 available at www.sedar.com and in its Form 40-F available at www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.